Exhibit 12.1

LEXINGTON REALTY TRUST
and Consolidated Subsidiaries
For the years ended December 31,
($000's)
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

Earnings	2016	2015	2014	2013	2012
Income (loss) before provision for income taxes, noncontrolling interests, equity in earnings (losses) of non-consolidated entities, gain on acquisition and discontinued operations	$90,299	$112,025	$48,325	$(17,687)	$(4,356)
Interest expense	83,957	85,549	93,297	82,465	81,010
Amortization expense - debt cost	4,075	4,190	4,006	3,427	3,240
Cash received from joint ventures	815	2,056	1,381	918	7,498
Total	$179,146	$203,820	$147,009	$69,123	$87,392

Fixed charges:
Interest expense	$83,957	$85,549	$93,297	$82,465	$81,010
Amortization expense - debt cost	4,075	4,190	4,006	3,427	3,240
Capitalized interest expense	4,933	6,062	3,424	2,327	2,916
Preferred stock dividends	6,290	6,290	6,290	9,833	20,291
Total	$99,255	$102,091	$107,017	$98,052	$107,457

Ratio	1.80	2.00	1.37	N/A	N/A

N/A - Ratio is less than 1.0, deficit of $28,929 and $20,065 exists at December 31, 2013 and 2012, respectively.